FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16 Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response...0.5
1.Name and Address of Reporting Person* O'Brien, Federica F.					2. Issuer Name and Tickler or Trading Symbol Infonautics, Inc. - INFO					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director ____10% Owner _X__Officer (give title below) ____Other (specify below) Vice President and Chief Financial Officer
(Last) (First) (Middle) 130 Augusta Drive					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year April, 2001
(Street) Moorestown NJ 08057							5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check applicable line) _X__Form filed by one Reporting Person ____Form filed by More than One Reporting Person
(City) (State) (Zip)					Table I - Non-Derivative Securities Acquired, Disposed of , or Beneficially Owned
1. Title of Security (Instr. 3.)					2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect beneficial Ownership (Instr. 4)
						Code	V	Amount	(A) or (D)	Price
Class A Common Stock(1)					April 2, 2001	A	X	23,625	A		23,625	D

Explanation of Responses:

(1)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 23,625 restricted shares of the issuer's common stock in exchange for options to purchase 39,000 shares of the issuer's common stock

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)(1)	1.375	April 2, 2001	D	X		10,000	12/15/99	11/4/2008	Class A Common Stock	10,000
Employee Stock Options (right to buy)(2)	1.938	April 2, 2001	D	X		3,500	12/15/99	1/20/2008	Class A Common Stock	3,500
Employee Stock Options (right to buy)(3)	6.090	April 2, 2001	D	X		20,000	7/7/00	7/7/2009	Class A Common Stock	20,000
Employee Stock Options (right to buy)(4)	6.500	April 2, 2001	D	X		2,500	12/15/99	7/15/2006	Class A Common Stock	2,500
Employee Stock Options (right to buy)(5)	7.875	April 2, 2001	D	X		3,000	12/15/99	5/29/2007	Class A Common Stock	3,000		0

Explanation of Responses:

(1)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 7,500 restricted shares of the issuer's common stock in exchange for options to purchase 10,000 shares of the issuer's common stock

(2)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 2,625 restricted shares of the issuer's common stock in exchange for options to purchase 3,500 shares of the issuer's common stock

(3)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 10,000 restricted shares of the issuer's common stock in exchange for options to purchase 20,000 shares of the issuer's common stock

(4)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 1,250 restricted shares of the issuer's common stock in exchange for options to purchase 2,500 shares of the issuer's common stock

(5)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 2,250 restricted shares of the issuer's common stock in exchange for options to purchase 3,000 shares of the issuer's common stock

/s/ Federica F. O'Brien __________________________________________	May 10, 2001 ___________________________________
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on which must be manually signed. If space is insufficient, see Instruction 6 for procedure